BACARDI LIMITED



Quarterly Report to Shareholders
Three Months Ended September 30, 2005

Bacardi

Report to Shareholders

Dear Shareholder:

The second quarter of Fiscal 2006 showed a continuing positive trend of our Core Brands with volume increases of +6% above last year on a year-to-date basis. Reported net earnings for the first six months of the year grew by +53% compared to last year driven by the strong performance in the United States, Mexico, Spain and United Kingdom. The net earnings for the first six months includes income of +$39 million from non-recurring items compared to expense of -$48 million from non-recurring items in the prior year. Excluding these items in both periods, net earnings grew by +20%. This quarter marks the first anniversary of the Grey Goose Vodka acquisition. We are pleased to report that this brand is exceeding the acquisition model.

The US market performance remains strong with Core Brand volume growth at +18% led mainly by volume increases for Bacardi Rum (+6%), Bombay Gin (+2%) and Cazadores Tequila (+3%) and the full six month impact of Grey Goose Vodka in the current year. However, Dewar's Scotch whisky volume is declining compared to last year as the whisky category continues to decline. Dewar's Scotch whisky in Venezuela and the Dominican Republic contributed positive results. Europe continues to be a challenging economical environment. Martini Vermouth in particular is continuing to suffer from this trend, especially in Spain and Italy. Bacardi Rum is also performing well in Mexico, Germany, Italy and Holland. Outside the United States, Bombay Gin is up +16%.

At this time, it is difficult to assess the effect of both Hurricane Katrina and Wilma on our annual results. Also, high energy costs will negatively affect us this year. The cost increases relate to material purchases, production and transport.

During the quarter, the Bacardi Corporation (Puerto Rico) received an Order from the US Environmental Protection Agency ("EPA") regarding non-compliance with certain standards resulting from wastewater from our production facilities in Puerto Rico. We are fully cooperating with the EPA and Puerto Rican authorities to resolve this matter.

Given our first six months positive results, we remain cautiously optimistic for the remainder of the fiscal year. This despite the challenges discussed above.

Respectfully,

Andreas Gembler
President and Chief Executive Officer

Facundo L. Bacardi
Chairman of the Board

Financial Highlights

(in millions of U.S. dollars)
Actuals for the three months ended September 30,

	2005	2004	% Growth
Net Sales	1,181	1,125	+5%
Earnings from Operations	298	208	+43%
Net Income	240	124	+94%

(in millions of U.S. dollars)
Actuals for the six months ended September 30,

	2005	2004	% Growth
Net Sales	2,324	2,139	+9%
Earnings from Operations	540	415	+30%
Net Income	424	277	+53%
Total Long-term Debt	2,791	3,074*	-9%

* actual at March 31, 2005

Volume Highlights

Three months ended September 30, *(in thousands of 9L cases)*	2005	Volume changes % 2005 vs. 2004	Net sales* changes % 2005 vs. 2004
BACARDI Rum**	5,023	+3%	+8%
MARTINI Vermouth	3,435	-6%	-4%
DEWAR'S Scotch Whisky	960	+7%	+3%
BOMBAY Gin	524	+9%	+12%
GREY GOOSE Vodka***	674	—	—
Total Core Brands	10,616	+3%	+14%

Six months ended September 30, *(in thousands of 9L cases)*	2005	Volume changes % 2005 vs. 2004	Net sales* changes % 2005 vs. 2004
BACARDI Rum**	9,745	+4%	+9%
MARTINI Vermouth	7,044	-4%	+1%
DEWAR'S Scotch Whisky	1,702	+2%	+1%
BOMBAY Gin	1,018	+9%	+12%
GREY GOOSE Vodka***	1,272	—	—
Total Core Brands	20,781	+6%	+20%

* after excise taxes

** BACARDI Rum includes BACARDI Flavored Rums

*** acquired in August 2004

Management's Discussion and Analysis

Second Quarter Fiscal 2006 Compared to Second Quarter Fiscal 2005

In the second quarter, Core Brand volume growth led the increase in net sales of +5%. Volumes for Bacardi Rum increased +3% due to increased sales in the US and Spain partially offset by volume decreases in Mexico. Grey Goose Vodka continues to perform well as expansion to new markets proceeds. Decreased volume of -6% for Martini Vermouth reflects the continuing difficulties of the European aperitif market although pricing has been positive. Dewar's Scotch Whisky volumes increased +7% resulting from increases in the key markets of the US, Spain and Venezuela. Bombay Gin volumes and net sales after excise taxes increased +9% and +12%, respectively, led by Bombay Sapphire. The negative impact of the Ready to Drink market continues to diminish as it becomes a smaller portion of our portfolio. Gross profit was up +16% in the second quarter resulting from Core Brand volume growth as well as the brand mix shifting to Core Brands.

Selling, general and administrative expenses decreased -3% mainly due to certain remuneration and legal expenses in the prior year partially offset by increases in advertising and promotion expenses. Selling, general and administrative expenses also includes a +$15 million gain from a termination indemnity for a distribution agreement and +$9 million for the reversal of a special tax provision. Miscellaneous (income) expense in the previous year period included -$36 million in make whole payments due upon refinancing of certain private placement debt. Interest expense increased due to increased average long-term debt balances resulting from the August 2004 acquisition of Grey Goose Vodka. The slight increase in the effective tax rate reflects discrete period items and the effective rates expected for each fiscal year.

Consolidated net income grew +94% as compared to the prior year quarter. The current year quarter included certain non-recurring items amounting to approximately +$29 million. These non-recurring items included a termination indemnity on a distribution agreement and a reversal of a special tax provision as well as other items. The remaining growth in net income resulted from gross margin improvements in our Core Brands, lower general and administrative expenses and lower miscellaneous expenses which in the prior quarter included $36 million in make whole payments due upon refinancing of certain private placement debt.

Six Months Fiscal 2006 Compared to Six Months Fiscal 2005

Net sales was up +9% for the Fiscal 2006 six month period as a result of Core Brand volume growth in various markets. Bacardi Rum volumes increased +4% due to increased sales in the US resulting from the continued success of new marketing initiatives, and in Mexico, partially offset by volume declines in the United Kingdom and Spain. Grey Goose Vodka continues its strong growth trend with continued volume and price increases. Martini Vermouth volumes decreased -4%, reflecting the continuing challenges of the aperitif market in Europe, while net sales of the brand

Management's Discussion and Analysis, continued

after excise taxes increased +1% reflecting increased pricing initiatives and changes in market mix. Dewar's Scotch Whisky volumes and sales increased in the current year six-month period despite decreased depletions and pricing pressures in the United States and Spain. Bombay Gin volumes and net sales after excise taxes increased +9% and +12%, respectively, resulting from the continued growth of Bombay Sapphire. The effect of the impact of the decreasing Ready-to-Drink markets continues to diminish.

Gross profit was up +16% in the six month period. This resulted from Core Brand volume growth as well as the brand mix shifting to Core Brands from the lower margin Ready-to-Drink category and agency business.

Selling, general and administrative expenses increased +4% mainly due to the increase in advertising and promotion expenditures reflecting our continued investment behind our Core Brands and increased selling expenses. Selling, general and administrative expenses also includes a +$15 million gain from a termination indemnity for a distribution agreement and +$19 million for the reversal of a special tax provision. Interest expense increased due to the long-term debt from the Grey Goose Vodka acquisition. Miscellaneous (income) expense in the previous year period included -$36 million in make whole payments due upon refinancing of certain private placement debt. The effective tax rate decreased to 10.3% from 13.3% in the previous year due to discrete period tax items. The effective tax rate for Fiscal 2006 is expected to be slightly higher than that of the six month period due to certain discrete items effecting the first six month period.

Consolidated net income grew +53% as compared to the prior year period. The current year six month period included certain non-recurring items amounting to approximately +$39 million. These non-recurring items included a termination indemnity on a distribution agreement and a reversal of a special tax provision as well as other items. The remaining growth in net income was mainly driven by gross margin improvements in our Core Brands and the positive performance of Grey Goose Vodka.

Liquidity and Financial Condition

Cash and equivalents at September 30, 2005 remained fairly consistent with March 31, 2005 as the Company continues to utilize excess cash to pre-pay debt. Cash provided from operations increased by +$148 million due to increased net earnings. Cash used in investing activities was $18 million for the current year period and primarily consists of fixed asset acquisitions. Cash used in financing activities increased mainly due to decreased borrowings as the prior year period included borrowings to fund the acquisition of Grey Goose Vodka.

Consolidated Statements of Earnings (Unaudited)

For the periods ended September 30, 2005 and 2004

(in thousands of U.S. dollars)

	Three months ended September 30,		Six months ended September 30,	
	2005 $	2004 $	2005 $	2004 $
Sales	1,181,285	1,125,339	2,324,056	2,139,272
Excise taxes	242,149	240,637	478,613	464,193
	939,136	884,702	1,845,443	1,675,079
Cost of sales	311,632	344,521	615,929	619,655
Gross profit	627,504	540,181	1,229,514	1,055,424
Selling, general and administrative expenses	320,059	331,022	661,692	638,722
Incentive Compensation Plans expense	9,797	1,500	27,620	1,371
Earnings from operations	297,648	207,659	540,202	415,331
Other (income) expenses				
Interest income	(685)	(517)	(1,148)	(1,063)
Interest expense	35,598	34,200	71,434	54,659
Miscellaneous (income) expense—net	(683)	40,573	(2,063)	42,640
	34,230	74,256	68,223	96,236
Earnings before income taxes	263,418	133,403	471,979	319,095
Provision for income taxes	23,366	9,487	48,450	42,551
Net income	240,052	123,916	423,529	276,544

Consolidated Balance Sheets (Unaudited)

As of September 30, 2005 and March 31, 2005

(in thousands of U.S. Dollars, except share and per share amounts)

	September 30, 2005 $	March 31, 2005 $
Assets		
Current assets		
Cash and equivalents	21,971	17,019
Accounts receivable, less allowance for doubtful accounts of $27,646 and $29,269, respectively	887,750	728,239
Inventories	752,164	778,534
Other current assets	151,893	127,260
	1,813,778	1,651,052
Long-Term Investments, Advances and Other Assets	213,471	209,008
Property, Plant and Equipment	531,090	528,964
Intangible Assets	5,251,862	5,315,683
	7,810,201	**7,704,707**
Liabilities		
Current Liabilities		
Short-term borrowings	358,832	296,860
Accounts payable	64,766	119,769
Accrued liabilities	706,785	694,586
Taxes payable	180,604	146,195
Current portion of long-term debt	162,479	147,583
	1,473,466	1,404,993
Long-Term Debt	2,628,912	2,926,029
Other Liabilities	531,855	472,340
Series 3 Preferred Shares	143,115	154,265
	4,777,348	4,957,627
BMRH Founders' common shares	92,467	92,467
Shareholders' Equity		
Common Shares, $1.40 par value, 24,000,000 shares authorized, 23,506,653 issued and outstanding	32,909	32,909
Share Premium	957,267	957,267
Retained Earnings	2,092,544	1,800,653
Accumulated Other Comprehensive Loss	(142,334)	(136,216)
	2,940,386	2,654,613
	7,810,201	**7,704,707**

Consolidated Statements of Cash Flows (Unaudited)

For the periods ended September 30, 2005 and 2004

(in thousands of U.S. Dollars)

	Six months ended September 30, 2005 $	Six months ended September 30, 2004 $
Cash provided by operations:		
Net income	423,529	276,544
Items not affecting cash		
Deferred income taxes	(7,573)	(15,402)
Equity earnings net of dividends	(5,954)	(3,931)
Gain on sale of assets	(1,432)	(659)
Depreciation and amortization	35,649	38,791
Incentive compensation plans expense	27,620	1,371
Net change in items related to operations:		
Accounts receivable	(174,893)	(171,179)
Inventories	16,511	(24,507)
Accounts payable and accrued liabilities	(80,563)	19,312
Taxes payable	36,562	37,948
Pension liabilities	(3,567)	12,634
Other current assets	(21,228)	(39,865)
Other liabilities	15,079	(10,683)
Proceeds from Issuance of Long-Term Incentive Plan shares	27,619	1,370
Redemption of Long-Term Incentive Plan shares	(17,770)	—
Cash provided by operations	269,589	121,744
Cash flows used in investing activities:		
Acquisition of GREY GOOSE brand	—	(2,282,091)
Purchase of property, plant and equipment	(29,862)	(18,689)
Proceeds on disposition of property, plant and equipment	5,292	1,269
Change in other assets	(501)	7,584
Change in long-term investments and advances	7,023	(2,061)
Cash used in investing activities	(18,048)	(2,293,988)
Cash flows (used in) provided by financing activities:		
Dividends paid	(85,094)	(77,100)
Short/long-term debt:		
Borrowings	242,430	3,313,246
Repayments	(404,028)	(1,025,055)
Payment of financing costs	—	(34,234)
Cash (used in) provided by financing activities	(246,692)	2,176,857
Change in cash and equivalents	4,849	4,613
Change in cash and equivalents due to unrealized foreign exchange	103	1,024
Cash and equivalents—Beginning of period	17,019	21,354
Cash and equivalents—End of period	21,971	26,991

Corporate Information

Directors

Facundo L. Bacardi	Chairman of the Board
Adolfo L. Danguillecourt	Deputy Chairman of the Board
Barry E. Kabalkin	Deputy Chairman of the Board
Victor R. Arellano Jr.	
Jaime Bergel	
Francisco Carrera-Justiz	
Sergio Danguillecourt	
Paul M. de Hechavarria	
Ignacio de la Rocha	
Guillermo J. Fernandez-Quincoces	
Andreas Gembler	
Jay H. McDowell	
Guy Peyrelongue	
Ruben Rodriguez	
Eduardo M. Sardiña	
Raymond P. Silcock	

Officers

Facundo L. Bacardi	Chairman
Adolfo L. Danguillecourt	Deputy Chairman
Barry E. Kabalkin	Deputy Chairman
Andreas Gembler	President and Chief Executive Officer
Ralph Morera	Senior Vice President Finance and Chief Financial Officer
Michel Recalt	Senior Vice President and Chief Marketing Officer
Eduardo Sanchez	Senior Vice President and General Counsel
Timothy C. Sullivan	Senior Vice President–Human Resources
Stella David	Vice President–Operations
Atul Vora	Vice President–Business Development
Gaston Tano	Controller
Michael Maguire	Assistant Vice President
Pierre Minchin	Treasurer
Barbara E. Johnson	Secretary
Gail A. Butterworth	Assistant Secretary and Director of Shareholder Relations

Shareholder information:
Gail A. Butterworth: gbutterworth@bacardi.com
Telephone: 441-298-1027

BACARDI®
1862

MARTINI®

BLENDED SCOTCH WHISKY

BOMBAY SAPPHIRE®

GREY GOOSE
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